Exhibit 99.2

Appointment of Proxyholder

I/We, being holder(s) of common shares of TURQUOISE HILL RESOURCES LTD. (the “Corporation”), hereby appoint: Ulf Quellmann, the Chief Executive Officer of the Corporation, or, failing him, R. Peter Gillin, the Chairman of the Corporation, or instead of any of the foregoing,

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual General Meeting of Shareholders of the Corporation to be held at 9:00 a.m. (local time) on Tuesday, May 14, 2019, at Hôtel Bonaventure Montréal in room Saint-Laurent 5 located at 900 Rue de la Gauchetière Ouest, Montréal, Québec (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of directors	FOR	WITHHOLD

1. Alan Chirgwin

2. James W. Gill

3. R. Peter Gillin

4. Stephen Jones

5. Ulf Quellmann

6. Russel C. Robertson

7. Maryse Saint-Laurent

2. Appointment of Auditors	FOR	WITHHOLD
To appoint PricewaterhouseCoopers LLP,
Chartered Professional Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

3. Non-binding advisory vote on the Corporation approach to executive compensation

Non-binding advisory vote to accept the approach to executive compensation disclosed in the accompanying information circular.

FOR	AGAINST

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. Please note that if you do not tick the appropriate box, you will not receive any documents from the Corporation. You may also go to AST Trust Company (Canada)’s website https://ca.astfinancial.com/financialstatements and input code 3086a.

❑  I would like to receive quarterly financial statements

❑  I do not want to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as such other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by May 10, 2019 at 5:00 p.m. Eastern Time.

Proxy Form – Annual general Meeting of Shareholders of TURQUOISE HILL RESOURCES LTD. to be held on May 14, 2019

(the “Meeting”)

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Information Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together in respect of such security.

All holders should refer to the Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of the Corporation’s Management.

How to Vote

INTERNET	QR CODE

● Go to www.astvotemyproxy.com ● Cast your vote online ● View Meeting documents	To vote using your smartphone, please scan this QR Code

To vote by telephone or Internet you will need your control
number. If you vote by telephone or Internet, do not return
this proxy.

MAIL, FAX OR EMAIL

●	Complete and return your signed proxy in the envelope provided or send to:

AST Trust Company (Canada)

P.O. Box 721

Agincourt, ON M1S 0A1

●	You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to bear the date on which it is
mailed on behalf of management to you.

If you wish to receive investor documents electronically in the future, please visit https://ca.astfinancial.com/edelivery to enrol.

All proxies must be received by May 10, 2019 at 5:00 p.m. Eastern Time.